May 29, 2024

RE: Chenghe Acquisition II Co.

Draft Registration Statement on Form S-1

Publicly Filed on May 13, 2024

CIK No. 0002016420

Dear Ladies and Gentlemen:

On behalf of our client, Chenghe Acquisition II Co., a company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 28, 2024 on the Company’s Registration Statement on Form S-1 filed May 13, 2024.

Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of May 28, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-1 filed May 13, 2024
Summary, page 1

1. We note your revisions in response to prior comment 2. Please provide each of these summary material risks as separate bulleted risk factors together with specific cross references with page numbers to the more detailed discussion of such risks in the risk factors section.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 and 35 of the Registration Statement.

2. We note your changes in response to prior comments 3 and 4. Please include this disclosure in the summary section of the prospectus as requested.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 and 36 of the Registration Statement.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

Risk Factors
isks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination
If our initial business combination involves a company..., page 39

3. We note your revisions to this risk factor. Please add back the disclosure that was deleted which stated, “The imposition of the excise tax as a result of redemptions in connection with the initial business combination could . . . cause the other shareholders of the combined company to economically bear the impact of such excise tax.”

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement.

Exhibits

4. We note that you have included an assumption on page 2 of Exhibit 5.2 that “neither the execution and delivery by the Company of the Units, the Warrants or the Warrant Agreement nor the performance by the Company of its obligations thereunder, including the issuance and sale of the Units: . . . (ii) constitutes or will constitute a violation of, or a default under, any lease, indenture, instrument or other agreement to which the Company or its property is subject . . . .” Please revise this assumption so it does not exclude agreements to which the company is a party which are governed by the laws of New York and which have been filed as exhibits.

In response to the Staff’s comment, O’Melveny & Myers LLP has revised its legal opinion. The revised legal opinion of O’Melveny & Myers LLP is filed as Exhibit 5.2 to the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned Mr. Ke Geng of this office at 86(10)6563 4261, (86)13910939617 or kgeng@omm.com.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Shibin Wang, Director, Chairman of the Board of the Company

Anna Zhou, Director, Chief Executive Officer, Chairman of the Board of the Company

Lyle Wang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Stuart Neuhauser, Esq., Partner, Ellenoff Grossman & Schole LLP